SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translation of the Notice Concerning the Issuance of the First Series Model AA Class Shares, Partial Amendments to the Articles of Incorporation in Connection with the Establishment of Model AA Class Shares and Repurchase of its Own Shares in Response to the Issuance of the First Series Model AA Class Shares, as filed by the registrant with the Tokyo Stock Exchange on April 28, 2015.

II.	English translation of the Q&A on Model AA Class Shares, as filed by the registrant with the Tokyo Stock Exchange on April 28, 2015.

III.	English translation of the Notice Concerning Partial Amendments to the Articles of Incorporation, as filed by the registrant with the Tokyo Stock Exchange on April 28, 2015.

IV.	English translation of the Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yasushi Kyoda
	Name:	Yasushi Kyoda
	Title:	General Manager of Accounting Division

Date: April 28, 2015